UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 42 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on December 13, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: December 13, 2012	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM A/S – Notice and complete proposals for Extraordinary General Meeting 2013

As agreed in connection with the Restructuring as further described in the company announcements no. 31 dated 2 October 2012 and no. 32 dated 5 November 2012, TORM hereby convenes an Extraordinary General Meeting (EGM) on Wednesday 9 January 2013.

The purpose of the EGM is among others to amend the articles of association, including adopting certain minority protection rights, pursuant to which the Company's issuance of shares against conversion of debt or issuance of shares without pre-emptive rights for existing shareholders require consent from shareholders representing 90% of the Company's share capital and voting rights. In addition, it is proposed to hold an election to the Board of Directors. Chairman N.E. Nielsen, Deputy Chairman Christian Frigast, and Mr. Jesper Jarlbæk have notified the Company that they relinquish their mandates as members of the Board of Directors at the Extraordinary General Meeting. Mr. Olivier Dubois, Mr. Alexander Green, Mr. Flemming Ipsen and Mr. Jon Syvertsen have all been proposed to be elected as new members of the Board of Directors.

Enclosed please find the notice of and the complete proposals for the EGM of TORM to be held on Wednesday 9 January 2013.

* * *
Two of TORM's major banks, Danske Bank and Nordea, state in this connection:

"We would like to express our appreciation of the dedicated and competent work that has been carried out during the restructuring process by TORM's organization, Management, and the Board of Directors. The constructive efforts from the board members have been pivotal in completing the restructuring and securing TORM as a going concern under continued difficult freight market."

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 110 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements and may be more detailed than regular practice. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 1 of 11

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of TORM A/S (CVR no. 22460218) that an Extraordinary General Meeting of Shareholders of the Company will be held on

Wednesday, 9 January 2013 at 10:00 a.m. (CET)

at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg1 with the following

AGENDA

1.	The Board of Directors' report on the restructuring of TORM which was completed on 5 November 2012 and related equity transactions, including acquisition of treasury shares

2.	Proposal for amendments to the Articles of Association of the Company

3.	Election of members to the Board of Directors

***
Adoption requirements

The Extraordinary General Meeting is only legally competent to transact business when at least one-third of the share capital is represented (quorum), see also Article 10.1 of the Articles of Association of the Company.

Adoption of the proposals under item 2 is subject to at least two-thirds of the votes cast as well as of the share capital represented at the Extraordinary General Meeting voting in favour of the proposal, see also Section 106(1) of the Danish Companies Act.

Election of members of the Board of Directors under item 3 is subject to a simple majority of votes, see also Article 10.2 of the Articles of Association of the Company.

Form of notice and availability of information

Notice convening the Extraordinary General Meeting will be sent to all shareholders registered in the Company's register of shareholders and/or ADR holders who have registered their holdings with the Company and who have so requested. Notice will also be announced through the Danish Business Authority's IT system and on the Company's website, www.torm.com.

This notice containing the agenda, the complete proposals, documents to be presented at the Extraordinary General Meeting, information on the total number of shares and voting rights on the date of the notice and the forms to be used for proxy voting and postal voting will be available at the offices of the Company and on the Company's website, www.torm.com, in the period from 13 December 2012 until and including the date of the Extraordinary General Meeting.

Admission cards, instruments of proxy and postal voting

Admission and voting cards, see also Article 8.1 of the Articles of Association, to the Extraordinary General Meeting may be obtained against presentation of appropriate documentation (VP reference number) on or before Friday, 4 January 2013 at 11:59 p.m. in one of the following ways:

-
by returning the attached registration form to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, fully completed and duly signed, via e-mail to vpinvestor@vp.dk, by fax to +45 4358 8867, or

1 Please note that there will be no buffet or cold refreshments at the EGM.

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 2 of 11

-	by contacting VP Investor Services A/S at tel. +45 4358 8893, or

-	on www.uk.vp.dk/agm

Shareholders unable to attend the Extraordinary General Meeting may by use of the Proxy Form either:

-	grant proxy to a named third party. The proxy holder will receive an admission card from VP Investor Services A/S, which must be brought to the Extraordinary General Meeting, or

-	grant proxy to the Board of Directors. If so, votes will be cast in accordance with the Board of Directors' recommendations, or

-	authorise the Board of Directors to vote on the shareholder's behalf as indicated in check boxes

If a shareholder chooses to be represented by proxy, the Proxy Form shall be returned to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, or by fax, +45 4358 8867, in time for the Proxy Form to be received by VP Investor Services A/S on or before Friday, 4 January 2013 at 11:59 p.m.

Proxy may also be granted electronically on VP Investor Services A/S' website, www.uk.vp.dk/agm, on or before Friday, 4 January 2013 at 11:59 p.m.

A shareholder may also choose to vote by way of postal voting. The Postal Voting Form must be returned, fully completed and duly signed, to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, via e-mail to vpinvestor@vp.dk, or by fax, +45 4358 8867, in time for the Postal Voting Form to be received by VP Investor Services A/S on or before Tuesday, 8 January 2013 at 12.00 p.m. Voting by way of the Postal Voting Form cannot be withdrawn by the shareholder once returned to VP Investor Services A/S.

Please be advised that shareholders cannot vote by way of both proxy and postal vote.

Share capital and voting rights

On the date of this notice, the Company's share capital is DKK 7,280,000.00 divided into shares of DKK 0.01 each or any multiples thereof. Each shareholding of DKK 0.01 entitles the holder to one vote at the Extraordinary General Meeting.

However, the exercise of voting rights is subject to the shares having been registered in the Company's register of shareholders, or the shareholder having notified the Company with the purpose of registration in the register of shareholders, on or before the Registration Date, Wednesday, 2 January 2013, see also Article 8.1 of the Articles of Association and Section 84 of the Danish Companies Act, and the shareholder having obtained an admission card or submitted a postal vote or a Proxy Form in due time.

Questions from shareholders

Any questions from shareholders regarding the agenda and the documentation relating to the Extraordinary General Meeting must be presented in writing and be sent to the management by e-mail to MAN@torm.com no later than the day before the Extraordinary General Meeting. Replies to such questions will be made either in writing or orally at the Extraordinary General Meeting. Written replies will be available at the Company's website, www.torm.com.

Hellerup, 13 December 2012

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 3 of 11

The Board of Directors

Extraordinary General Meeting of shareholders of TORM A/S, CVR no. 22460218, to be held Wednesday, 9 January 2013 at 10:00 a.m. CET at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg:

COMPLETE PROPOSALS

1.	The Board of Directors' report on the restructuring of TORM which was completed on 5 November 2012 and related equity transactions, including acquisition of treasury shares

The report is not up for vote.

2.	Proposals for amendments to the Articles of Association of the Company

a.	Decision to delete authorisations set out in Articles 2.3 to 2.14 of the Company's Articles of Association in full as a consequence of completion of the restructuring

The Board of Directors proposes that the authorisations granted to the Board of Directors and provisions related to these authorisations set out in Articles 2.3 to 2.14 of the Company's Articles of Association are deleted in full.

The Company's Annual General Meeting which was held on 23 April 2012 adopted a number of resolutions to create flexibility for a potential equity issue as part of the restructuring of TORM. The restructuring presented at the Annual General Meeting on 23 April 2012 is now complete. On this basis, the Board of Directors therefore proposes that the authorisations and related provisions set out in Articles 2.3 to 2.14 of the Company's Articles of Association as set out in Appendix 1 are deleted in full.

b.	Decision to amend Article 5.6 of the Company's Articles of Association to reflect the changed name of the Danish Business Authority

The Board of Directors proposes that the "Danish Commerce and Companies Agency" is replaced with the "Danish Business Authority" in Article 5.6 of the Company's Articles of Association.

The proposed amendment is of an editorial nature only in consequence of the change of name by the Danish Commerce and Companies Agency to the Danish Business Authority that took effect on 1 January 2012.

c.	Decision to amend Article 10.2 in the Company's Articles of Association to provide certain minority protection rights in connection with an increase of the share capital

The Board of Directors proposes that Article 10.2 in the Articles of Association be amended from "At general meetings, all resolutions shall be passed by a simple majority of votes, unless otherwise provided by statute or these Articles of Association." to "Unless otherwise provided by statute or these Articles of Association, all resolutions by the general meeting

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 4 of 11

shall be passed by a simple majority of votes. However, resolutions on (i) increase of the Company's share capital  (a) by conversion of debt or (b) without pre-emptive subscription rights for the existing shareholders on a pro rata basis based on their shareholding irrespective of share class or other special rights attached to such new shares or (ii) amendments to subparagraphs (i) or (ii) of this Article 10.2, requires that the resolution is adopted by at least 9/10 of all votes cast and share capital represented at the general meeting."

The proposal is motivated by the agreement amongst the Company and participants in the restructuring of the Company to provide for certain minority protection rights in connection with share capital increases due to the new ownership structure of the Company following completion of the restructuring. The proposed amended wording of Article 10.2 requires that at least 9/10 of all votes cast as well as the share capital represented at the general meeting shall vote in favour of a proposal to increase the share capital by conversion of debt or without pre-emptive subscription rights for existing shareholders. The Board of Directors furthermore proposes that any amendments to the new subparagraphs (i) or (ii) of Article 10.2, is adopted with the same qualified majority vote.

d.	Decision to amend Article 10.3 in the Company's Articles of Association as a consequence of Proposal 2.c.

The Board of Directors proposes that Article 10.3 in the Articles of Association be amended from "Any adoption of resolutions for amendment of the Articles of Association, the dissolution or merger of the Company with another company or firm, the use of the Company's foundation, rejection of the annual report and/or the Directors' proposal for appropriation of profits, appointment of member(s) of the Company's Board of Directors requires that at least 3/5 of the share capital is represented at the general meeting and that the resolution is adopted by at least 2/3 of all votes cast unless any such resolution is proposed by the Company's Board of Directors. Any resolution for the amendment of the Company's Articles of Association is further subject to the conditions set out in Sections 106-107 of the Danish Companies Act"  to "Any adoption of resolutions for amendment of the Articles of Association, the dissolution or merger of the Company with another company or firm, the use of the Company's foundation, rejection of the annual report and/or the Board of Directors' proposal for appropriation of profits, appointment of member(s) of the Company's Board of Directors requires that at least 3/5 of the share capital is represented at the general meeting and that the resolution is adopted by at least 2/3 of all votes cast, unless any such resolution is proposed by the Company's Board of Directors. Any resolution for the amendment of the Company's Articles of Association is further subject to the conditions set out in Sections 106-107 of the Danish Companies Act and the provisions on qualified majority vote set out in Article 10.2 subparagraphs (i) or (ii) above."

The proposed amendment is of an editorial nature only in consequence of the proposed amendment of Article 10.2, see also Proposal 2.c. above, on qualified majority vote.

e.	Decision to amend Article 10.5 in the Company's Articles of Association as a consequence of Proposal 2.c.

The Board of Directors proposes that Article 10.5 in the Articles of Association be amended from

"In the event that a general meeting has been convened for the purpose of adopting a resolution requiring qualified majority and if an insufficient number of shares are represented at such meeting, the Board of Directors shall as soon as possible convene a new general meeting at which the proposal, irrespective of the number of shares represented, may be

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 5 of 11

adopted by 5/6 of all votes unless 1/3 of the votes represented is against the proposal at the first general meeting. Instruments appointing a proxy for the first general meeting shall, unless expressly revoked, be valid also for the second general meeting." to "In the event that a general meeting has been convened for the purpose of adopting a resolution requiring qualified majority and if an insufficient portion of the share capital are represented at such meeting, the Board of Directors shall as soon as possible convene a new general meeting at which the proposal, irrespective of the size of the share capital represented, may, unless 1/3 of the votes represented at the first general meeting voted against the proposal, be adopted by 5/6 of all votes cast at such meeting, however, provided that amendment of Article 10.2 subparagraphs (i) or (ii) may be adopted by 9/10 of all votes cast at such meeting, unless 1/10 of the votes represented at the first general meeting voted against the proposal. Instruments appointing a proxy for the first general meeting shall, unless expressly revoked, be valid also for the second general meeting."

The proposal is motivated by the proposed amendment of Article 10.2.a, see also Proposal 2.c. above, to reflect the qualified majority vote required for adoption of certain resolutions in a situation where the quorum requirements are not met and a second general meeting has been convened according to Article 10.5.

f.	Decision to amend Article 12.2 of the Company's Articles of Association to change the election term of members of the Board of Directors

The Board of Directors proposes that the first sentence of Article 12.2 be amended from "The members of the Board of Directors elected by the Company at the general meeting shall hold office for a term of one year."  to "The members of the Board of Directors elected by the Company at the general meeting shall hold office for a term of two years, however until the annual general meeting in 2014 for the first election period."

The proposal is motivated by the agreement amongst the Company and participants in the restructuring of the Company to provide for an ordinary election term of two years for members of the Board of Directors elected at the general meeting, however until the Annual General Meeting in 2014 for the first election period. In the interim period the proposed amendments to Article 12.2 provides for the members of the Board of Directors following election of new members, see also Proposal 3 below, to hold office until the Annual General Meeting in 2014.

3.	Election of members to the Board of Directors

Mr. N.E. Nielsen, Mr. Christian Frigast, and Mr. Jesper Jarlbæk have notified the Company that they relinquish their mandates as members of the Board of Directors at the Extraordinary General Meeting.

Mr. Olivier Dubois, Mr. Alexander Green, Mr. Flemming Ipsen and Mr. Jon Syvertsen are all proposed to be elected as new members of the Board of Directors in accordance with Articles 12.1 and 12.2 of the Company's Articles of Association. Information on the managerial positions of the said individuals, see also Section 120(3) of the Danish Companies Act is set out in Appendix 2 hereto.

***

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 6 of 11

Appendix 1:
The proposal in agenda item 2.a involves deletion in full of the following Articles 2.3 to 2.14 of the Company's Articles of Association:

2.3.
In the period until 1 April 2013, the Company's share capital may at the discretion of the Board of Directors be increased in one or more issues of new shares by up to DKK 182m. The increase may be made by cash contribution or as consideration for the acquisition of all or part of an existing business or specific assets, including shares.

2.4.	By virtue of Article 2(3), the Board of Directors may offer the shares for subscription at market price without the existing shareholders having any preferential subscription rights.

2.5.	The new shares, which shall be negotiable instruments, shall be issued to bearer.

2.6.
The Board of Directors is authorised in the period until 30 April 2013, one or more times, without any pre-emptive subscription rights for the existing shareholders, to resolve to raise loans for a total amount of up to DKK 2,400,000,000 against the issuance of convertible debt instruments entitling the holder to subscribe for shares in the Company and to effect the associated capital increases. The loans must be paid in cash to the Company. The Board of Directors will lay down the specific terms and conditions for the convertible debt instruments being issued under this authorisation. Conversion may not take place at a price, which is lower than the market price of the Company's shares at the time of the issuance of the convertible debt instruments.

As a result of this authorisation, the Board of Directors is furthermore authorised in the period until 30 April 2013 to increase the Company's share capital, without any pre-emptive subscription rights for the existing shareholders, by up to a total nominal amount of DKK 2,400,000,000 by conversion of convertible debt instruments issued pursuant to this Article 2.6. New shares issued pursuant to this authorisation shall be negotiable instruments and shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders, the transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will determine any other terms and conditions.

2.7.
The Board of Directors is authorised in the period until 30 April 2013, one or more times, with pre-emptive subscription rights for the existing shareholders, to resolve to raise loans for a total amount of up to DKK 1,500,000,000 against the issuance of convertible debt instruments entitling the holder to subscribe for shares in the Company and to effect the associated capital increases. The loans must be paid in cash to the Company. The Board of Directors will determine whether the new shares may be subscribed for at a rate discounted to the market price and any other terms and conditions.

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 7 of 11

As a result of this authorisation, the Board of Directors is furthermore authorised in the period until 30 April 2013 to increase the Company's share capital, with pre-emptive subscription rights for the existing shareholders, by up to a total nominal amount of DKK 1,500,000,000 by conversion of convertible debt instruments issued pursuant to this Article 2.7. New shares issued pursuant to this authorisation shall be negotiable instruments and shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders, the transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will determine any other terms and conditions.

2.8.
The Board of Directors is authorised in the period until 30 April 2013 with proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 1,500,000,000.

New shares issued pursuant to this authorisation shall be subscribed for in cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation. The Board of Directors will determine whether the new shares may be subscribed for at a rate discounted to the market price and any other terms and conditions.

2.9.
The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at market price as confirmed by an independent expert to constitute a fair market price (or terminology to a similar effect) which may be lower than the market price quoted on the existing shares on NASDAQ OMX Copenhagen A/S.

New shares issued pursuant to this authorisation shall be issued in a new class of shares which shares may not be admitted to trading and official listing, shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.

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2.10.
The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at market price as confirmed by an independent expert to constitute a fair market price (or terminology to a similar effect) which may be lower than the market price quoted on the shares existing on NASDAQ OMX Copenhagen A/S.

New shares issued pursuant to this authorisation shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.

2.11.
The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 1,500,000,000 at market price against payment in cash by establishment of a new class of preference shares with preferential rights to dividend, liquidation proceeds and increased voting rights and to amend the Articles of Association accordingly.

New preference shares issued under this authorisation shall have the following characteristics:

(i)
The preference shares shall carry 10 votes per preference share. A preferential right to 10 per cent per annum, cumulative dividend, of the subscription amount of the preference shares shall be attached to the preference shares.

(ii)
Upon a solvent liquidation of the Company the preference share capital shall be covered in priority by distribution of liquidation proceeds in proportion to the subscription amount of the preference shares including declared, but unpaid dividend, following which the ordinary share capital shall be covered in the same manner. The holders of preference and ordinary shares shall subsequently rank equally in proportion to their nominal holdings in respect of further distributions.

(iii)
The preference shares shall be subscribed for in cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders.

(iv)	The existing shareholders shall not have pre-emptive rights to subscribe for the new preference shares.
(v)	The transferability of the new preference shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their preference shares redeemed.
(vi)	The new preference shares are in all other respects to carry the same rights and privileges as the existing ordinary shares of the Company.

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 9 of 11

2.12.
The Board of Directors is authorised, for the period until 30 April 2013, to issue warrants – one or more times – to third parties and without pre-emptive subscription rights for the existing shareholders granting the holders right to subscribe for shares in the Company for a total of up to nominally DKK 2,400,000,000. The Board of Directors is authorised to effect the associated capital increases resulting from the exercise of warrants. The new shares shall be issued at a subscription price determined by the Board of Directors, which shall never be lower than the market price at the time of issuance of the warrants.

New shares issued pursuant to this authorisation shall be subscribed for in cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will determine any other terms and conditions.

2.13
The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at a rate discounted to the market price.

New shares issued pursuant to this authorisation shall be issued in a new class of shares which shares may not be admitted to trading and official listing, shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.

2.14.
The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at a rate discounted to the market price.

New shares issued pursuant to this authorisation shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.

On 5 November 2012 the Board of Directors increased the share capital by a nominal amount of DKK 6,552,000.00 by utilisation of the authorisation. The remaining total amount of the authorisation is hereafter DKK 2,393,448,000.00 in this Article 2(14).

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 10 of 11

Appendix 2:
Pursuant to Section 120(3) of the Danish Companies Act, the following information is given on Mr. Olivier Dubois', Mr. Alexander Green's, Mr. Flemming Ipsen's and Mr. Jon Syvertsen's managerial positions:

Mr. Olivier Dubois / born: 20-03-1954 / nationality: French
New candidate proposed for election as member of the Board of Directors. Considered independent.
Other management duties: Alvarez & Marsal.
Previous appointments: Group CFO, CMA-CGM (2010 – 2012); Deputy CEO and CFO, Theolia (2009 – 2010); Group President and CFO, Technip (2002 – 2009); Latest Executive Director/Deputy CEO, Groupe Spie (1991 – 2002); Latest SVP, Banque Paribas (1983 – 1991).
Education: MBA degree from ESSEC, Political Science degree from Institut d'Etudes Politiques in Paris, bachelor degree in Economics from Paris University.
Special competences: Financial management. Shipping.

Mr. Alexander Green / born: 26-07-1963 / nationality: British
New candidate proposed for election as member of the Board of Directors. Considered independent.
Other management duties: Graham Environmental Sustainability Institute, University of Michigan.
Previous appointments: Marketing Director, Energy Markets, BHP Billiton (2009-2012); Marketing Director, Petroleum, BHP Billiton(2003-2009); Founder/EVP/Head of Trading, Smartest Energy (2000 – 2003); Founder/ Senior Energy Trader, EdF Trading – Joint Venture EDF & Louis Dreyfus (1999 – 2000); Latest Senior Energy Trader, Louis Dreyfus Electricity and Gas Ltd (1992 – 1999); Army Officer, Royal Engineers (1986 – 1992).
Education: Bachelor degree in Civil Engineering from University of Salford, Royal Military Academy at Sandhurst, Royal School of Military Engineering.
Special competences: Oil, energy and commodity trading. Management of physical and derivative trading. Risk management.

Mr. Flemming Ipsen / born: 16-04-1948 / nationality: Danish
New candidate proposed for election as member of the Board of Directors. Considered independent.
Other management duties: A P Møller Mærsk (A/S Mærsk Aviation Holding, Star Air A/S, Ejendomselskabet Lindø), Commodore, Royal Danish Yacht Club, Mærsk Broker A/S, Port of Hanstholm, Maritime & Commercial Court, J Poulsen Shipping, The Danish Institute of Arbitration.
Previous appointments: EVP/Head of Mærsk Industries & Special Projects, A P Møller Mærsk A/S (2008-2010); EVP/Head of Group Corporate Secretariat , A P Møller Mærsk A/S (2004 – 2008); President/CEO, A/S Mærsk Air  (2001 – 2003); MD, Mærsk Singapore Ltd Asia & Australia area, CEO for Asia, Middle East and Australia/New Zealand, Head of A.P. Møller Pte. Ltd., SVP, A P Møller Mærsk A/S (1998 – 2001); SVP/Head of Mærsk Line Europe/Africa Region, A P Møller Mærsk A/S (1995 – 1998); SVP, A P Møller Mærsk A/S (1992 – 1994); VP, Head of Corporate Secretariat, A P Møller Mærsk A/S (1987 – 1992); GM, Deputy in A.P., Møller's Gas & Special Vessels Department (1985 – 1987); GM, Deputy in A.P., Møller's Tanker Division (1981 – 1985); Personal Assistant to Mr Mærsk Mc-Kinney Møller (1979 – 1981); Corporate Lawyer, A P Møller Mærsk A/S (1977 – 1979); Trainee Attorney/Attorney, Per Federspiel (1973 – 1976).
Education: PMD from Harvard Business School, LLM from University of Copenhagen
Special competences: General management. Active management from boards. Shipping and Maritime law.

Mr. Jon Syvertsen / born: 22-08-1961 / nationality: Norwegian
New candidate proposed for election as member of the Board of Directors. Considered independent.
Other management duties: Gram Car Carriers Ltd, KM Holdings AS, Arne Blystad AS, Offshore Heavy Transport AS
Previous appointments: Director, Spectrum ASA (2008-2009); Co-Founder and MD, Offshore Heavy Transport AS (2007); Co-Founder of Songa Drilling AS (2006); Co-Founder of Songa Offshore AS (2005); Deputy MD and Head of Commercial, Frontline AS (2001 – 2004); Latest EVP Head of Umoe Schat Harding, Umoe Group AS (1997 – 2001); Member of the Board, IT Fornebu AS (1997-2001); Head of International Sales, Merchant Shipbuilding Div, Fincantieri Spa (1994 – 1997); Shipbroker, Fearnleys AS (1988 – 1994).
Education: MBA from IESE Business School, Master degree in Naval Architecture from Norwegian Institute of Technology.
Special competences: General management from boards and shipping.

Announcement no. 42 / 13 December 2012	TORM A/S – Notice and complete proposals for extraordinary general meeting 2013	Page 11 of 11